United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2007

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Resolutions adopted at the General Ordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 30, 2007

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUMA, S.A.B. DE C.V.

The one that subscribes this document, being the Secretary to the Board of Directors of GRUMA, S.A.B. DE C.V., HEREBY CERTIFIES:

 That the General Ordinary Shareholders' Meeting held on April 27, 2007 adopted the resolutions that are summarized as follows:

FIRST: Approved the financial statements of GRUMA, S.A.B. DE C.V. for the Fiscal Year starting January 1 through December 31, 2006.

SECOND: Approved the report rendered by the Company's Statutory Auditor for the Fiscal Year starting January 1 through November 30, 2006.

THIRD: Approved the reports referred to by article 28 section IV of the ''Ley del Mercado de Valores'' (Mexican Securities Law) and article Nineteenth of the Company's By-laws for the Fiscal Year ending December 31, 2006, consisting of:

1. Audit Committee's annual report;
2. Corporate Governance Committee's annual report;
3. Chief Executive Officer's annual report;
4. Board of Director's opinion of the Chief Executive Officer's report;
5. Board of Director's Operations and Activities report, and;
6. Report regarding the Guidelines and Accounting Principles used for the elaboration of the Financial Information.

FOURTH: The compliance report on the Company's fiscal obligations was rendered, pursuant to article 86 section XX of the ''Ley del Impuesto Sobre la Renta'' (Mexican Income Tax Law).

FIFTH: Approved the proposal for the application of results, as follows:

The fiscal year net profit, which ascended to MXN$1,524,738,000.00 (ONE THOUSAND FIVE HUNDRED AND TWENTY FOUR MILLION SEVEN HUNDRED AND THIRTY EIGHT THOUSAND MEXICAN PESOS WITH 00/100), was agreed to be applied as follows:

a) Increase the legal reserve to the amount of MXN$76'236,900.00 (SEVENTY SIX MILLION TWO HUNDRED AND THIRTY SIX THOUSAND NINE HUNDRED PESOS WITH 00/100) which represents five per cent of the 2006 fiscal year net profit, as set forth by article 20 of the General Law of Mercantile Corporations.
b) Pay as a dividend MXN$410'167,459.20 (FOUR HUNDRED AND TEN MILLION ONE HUNDRED SIXTY SEVEN THOUSAND FOUR HUNDRED AND FIFTY NINE MEXICAN PESOS WITH 20/100) equivalent to MXN$0.85 (EIGHTY FIVE CENTS) per share for each one of the  - 482,549,952 - shares issued and outstanding, and with voting rights, to be paid from the 2006 fiscal year net profit. This payment shall be made in cash in one exhibition against the presentation and exchange of the receipt referred in the second to last paragraph of the article 289 of the Mexican Securities Law (''Ley del Mercado de Valores''), as of the 18th (EIGHTEENTH) day of May 2007, for which the corresponding publication shall be made for the awareness of all the shareholders.
c) Register in the account for withheld profits, the remainder of the profit registered on the 2006 fiscal year of GRUMA, S.A.B. de C.V., that is the amount of MXN$1,038,333,640.80 (ONE THOUSAND THIRTY EIGHT MILLION THREE HUNDRED AND THIRTY THREE THOUSAND SIX HUNDRED AND FORTY MEXICAN PESOS WITH 80/100).
d) In the event that share purchase transactions are executed with the repurchase fund between the date of execution of this Meeting and the payment date of the agreed dividend, a dividend will not be paid over said repurchased shares and its corresponding amount shall be registered in the account of withheld profits.

SIXTH: Approved the proposal to set the maximum amount of funds that can be destined to the purchase of the company's own shares and a report of the operations carried out with the company's own shares in the 2006 Fiscal Year was submitted.

SEVENTH: In this item of the Agenda the following resolutions were adopted:

 1. Elected the Company's Directors, Proprietary and Alternates, as follows:

PROPRIETARY DIRECTORS	ALTERNATE DIRECTORS
ROBERTO GONZALEZ BARRERA	JAIRO SENISSE
ROBERTO GONZALEZ MORENO	JOSE DE LA PENA ANGELINI
JUAN ANTONIO GONZALEZ MORENO	ROBERTO GONZALEZ VALDES
CARLOS HANK ROHN	CARLOS HANK GONZALEZ
JUAN A. QUIROGA GARCIA	RAUL A. PELAEZ CANO
JUAN MANUEL LEY LOPEZ	FERNANDO AGUILAR ROSAS
INDEPENDENT PROPRIETARY DIRECTORS	INDEPENDENT ALTERNATES DIRECTORS
HECTOR RANGEL DOMENE	JUAN CARLOS BRANIFF HIERRO
ADRIAN SADA GONZALEZ	MANUEL GUEMES DE LA VEGA
ROBERTO HERNANDEZ RAMIREZ	ESTEBAN MALPICA FOMPEROSA
ALFONSO ROMO GARZA	ADRIAN RODRIGUEZ MACEDO
BERNARDO QUINTANA ISAAC	DIEGO QUINTANA KAWAGE
JAVIER VELEZ BAUTISTA	JORGE VELEZ BAUTISTA
JUAN DIEZ-CANEDO RUIZ	FELIPE DIEZ-CANEDO RUIZ
ISMAEL ROIG	DAVID J. SMITH
FEDERICO GORBEA QUINTERO	STEVE MILLS

2. Mr. Roberto Gonzalez Barrera was reelected as the Chairman of the Board of Directors, and Mr. Jairo Senise as Alternate Chairman of the Board of Directors.

3. Mr. Salvador Vargas Guajardo was reelected as non-Director Secretary and Mr. Guillermo Elizondo Rios as his Alternate.

4. The meeting qualified the independence of Messers Hector Rangel Domene, Adrian Sada Gonzalez, Roberto Hernandez Ramirez, Alfonso Romo Garza, Bernardo Quintana Isaac, Javier Velez Bautista, Juan Diez-Canedo Ruiz, Ismael Roig and Federico Gorbea, as well as its corresponding alternates, Messers Juan Carlos Braniff Hierro, Manuel Guemes de la Vega, Esteban Malpica Fomperosa, Adrian Rodriguez Macedo, Diego Quintana Kawage, Jorge Velez Bautista, Felipe Diez-Canedo Ruiz, David J. Smith, and Steve Mills to integrate the Board of Directors, pursuant to Article 26 of the new ''Ley del Mercado de Valores'' (Mexican Securities Law).

5. Approved as compensation for the Company's Directors the amount of $18,000.00 (EIGHTEEN THOUSAND FIVE HUNDRED PESOS 00/100) per assistance to the Board Meetings.

6. Approved as compensation for the members of the Audit and Corporate Governance Committees for the amount of $30,000.00 (thirty thousand pesos 00/100) per assistance to each Meeting of such Committees, as well as for the execution of their duties, studies and previous analysis carried out for each Meeting held.

EIGHTH:  Appointed Mr. Javier Velez Bautista as Chairman of the Audit and Corporate Governance Committees, integrating such Committees as follows:

AUDIT COMMITTEE

CHAIRMAN:	JAVIER VELEZ BAUTISTA
FINANCIAL EXPERT:	JUAN DIEZ-CANEDO RUIZ
MEMBER:	HECTOR RANGEL DOMENE

CORPORATE GOVERNANCE COMMITTEE

CHAIRMAN:	JAVIER VELEZ BAUTISTA
FINANCIAL EXPERT:	JUAN DIEZ-CANEDO RUIZ
MEMBER:	HECTOR RANGEL DOMENE

NINTH: Authorized Salvador Vargas Guajardo, David Gonzalez Vessi and Guillermo Elizondo Rios, any of them, on behalf of the Company, to carry out any and all acts needed to comply with the resolutions adopted in this Meeting, and if necessary, appear before a Notary Public of their choice to formalize, any portion or all of this minute, as well as to issue simple or certified copies of the same.

TENTH. Approved the content of the drafted minute of the aforementioned Meeting.

Monterrey, N.L., April 27, 2007

MR. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS

GRUMA, S.A.B. DE C.V.

NOTICE TO SHAREHOLDERS
PAYMENT OF DIVIDENDS

The General Ordinary Shareholders' Meeting of GRUMA, S.A.B. DE C.V., held the 27th of April of 2007 in Monterrey, Nuevo Leon, approved, among other resolutions, the following:

The payment in cash of a dividend in the amount of MXN$410'167,459.20 (FOUR HUNDRED AND TEN MILLION ONE HUNDRED SIXTY SEVEN THOUSAND, FOUR HUNDRED AND FIFTY NINE MEXICAN PESOS WITH 20/100) equivalent to MXN$0.85 (eighty five cents) per share for each one of the -482,549,952- shares issued and outstanding, and with voting rights, of GRUMA, SA.B. DE C.V., to be paid from the Fiscal Net Profit ccount. This payment shall be made in cash in one exhibition, as of the 18th (eighteenth) day of May 2007.

The payment shall be made at the offices of S.D. Indeval, Institucion para el Deposito de Valores S.A. de C.V., located in Paseo de la Reforma, No. 255, Col. Cuauhtemoc, Mexico, D.F. for the share certificates deposited in aforementioned Institution and will be made against the presentation and exchange of the receipts referred in the third paragraph of the article 74 of the Mexican Securities Law (''Ley del Mercado de Valores'').

For those shareholders in possession of their share certificates, they can collect their payment of dividends during office hours in the offices of the Company located in Rio de la Plata No. 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico 66220, duly accrediting their condition as shareholders before the Company.

Monterrey, N.L. 27th of April, 2007
GRUMA, S.A.B. DE C.V.

MR. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS